Press Release	Source: Next, Inc.

Next Inc. Closes $7.5 Million Line of Credit Facility with National City Bank
Thursday February 1, 9:28 am ET

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Next Inc. (OTCBB:NXTI - News) an emerging leader in the licensed sportswear industry today announced it has closed a $7.5 million credit facility with National City Bank.

The loan is the Company's primary source for working capital, and is collateralized primarily by accounts receivable, inventory, and other assets. Advance rates on eligible accounts receivable are 85% and 60% on eligible inventory. The interest rate is subject to a formula ranging from prime plus .25% to prime minus .25%. The loan is also subject to financial covenants and reporting requirements. It is a two year committed facility which will mature on January 31, 2009.

Mr. Charles Thompson, the Company's CFO stated, "The new credit facility with National City Bank will enable Next to continue its calculated growth while providing the Company with a stable financing environment. We've had a good working relationship with National City over the last several years and we look to continuing it for the foreseeable future."

Mr. Robert Budd, the Company's CEO stated, "We're pleased to have now closed this credit facility with National City Bank. During our recent turnaround, the good people at National City Bank have remained extremely supportive allowing us the time and resources to execute our business plan."

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed and imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com